UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39354

Quhuo Limited

(Registrant’s name)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Entry into a Definitive Securities Purchase Agreement

On April 7, 2026, Quhuo Limited (“the Company”), Quhuo Investment Limited (the “Purchaser”), a wholly owned subsidiary in the British Virgin Islands of the Company, the sole shareholder (the “Seller”) of the Target Company (as defined below) and Escrow Agent (as defined below) entered into a share purchase and earn-out agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Autolinker Limited (the “Target Company”), in return, the Company agreed to issue up to an aggregate of 22.5 billion newly issued Class A ordinary shares, par value US$0.0001 per share to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to a five-year-performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company will become an indirect wholly owned subsidiary of the Company.

The Target Company is a company incorporated in Hong Kong and engages in business relating to automobile trading and the integration of related business resources.

In connection with the Purchase Agreement, the Company, the Purchaser, the Seller and Ornausen Technology Service Co., Ltd., a company incorporated in the British Virgin Islands (the “Escrow Agent”), entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Escrow Agent was appointed by both of the Purchaser and the Seller to maintain and operate an escrow account. The Consideration Shares will be deposited into the escrow account by the Company and released in in five yearly tranches (12%, 15%, 22%, 24% and 27%) subject to five-year performance targets as set forth:

Performance Targets

First year: the Target Company shall generate audited revenue of not less than RMB 84,000,000; and profit of not less than RMB 1,680,000.

Second year: the Target Company shall generate audited revenue of not less than RMB 105,000,000; and profit of not less than RMB 2,100,000.

Third year: the Target Company shall generate audited revenue of not less than RMB 154,000,000; and profit of not less than RMB 3,080,000.

Fourth year: the Target Company shall generate audited revenue of not less than RMB 168,000,000; and profit of not less than RMB 3,360,000.

Fifth year: the Target Company shall generate audited revenue of not less than RMB 189,000,000; and profit of not less than RMB 3,780,000.

The Consideration Shares are subject to adjustment. If the Seller fails to meet the agreed performance target in any assessment period, the number of shares released for such period will be deducted according to an agreed formula. Such deducted Consideration Shares will be cancelled by the Company. Conversely, if in any assessment period the Seller exceeds the performance target by more than 50%, such excess revenue can be credited to offset prior shortfalls in any previous performance assessment period.

The foregoing descriptions of the Purchase Agreement and the Escrow Agreement are summaries of the material terms of such agreements, and do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Escrow Agreement. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Incorporation By Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Forms F-3 (File No. 333-281997 and 333-273087) and Form S-8 (File No. 333-248884) of the registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statement

This Report may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

Date: April 7, 2026	By:	/s/ Leslie Yu
	Name:	Leslie Yu
	Title:	Chairman and Chief Executive Officer

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